Exhibit 10.4

THE L. B. FOSTER COMPANY 2012

EXECUTIVE ANNUAL INCENTIVE COMPENSATION PLAN

The purpose of this document is to establish in writing the 2012 performance goals and other terms applicable to the 2012 awards authorized under the L. B. Foster Executive Annual Incentive Compensation Plan (“Plan”).

I.	DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan. The following terms shall be defined as follows:

1.1 “Corporation” shall mean L. B. Foster Company and those subsidiaries thereof in which L. B. Foster Company owns 100% of the outstanding common stock.

1.2 “Operating Unit” shall mean the Corporation’s units or divisions which are reported in the Corporation’s internal financial statements and set forth in schedule 1.10.

1.3 “Component” of any Operating Unit shall be as set forth in Schedule 1.10.

1.4 “Financial Performance Award” shall mean an award, as determined for each Participant, equal to (i) the “Participant’s Target Incentive” multiplied by (ii) the applicable aggregate percentage specified for Financial Performance Awards under Section 3.2, the payment of which shall be contingent solely upon the attainment of the objective financial performance goals established by the Committee for Pre-Tax Income, Working Capital as a Percentage of Sales, Operating Unit ROA and Coporate ROIC for the Fiscal Year.

1.5 “Base Compensation” shall mean the total base salary, rounded to the nearest whole dollar, actually paid to a Participant during the Fiscal Year, excluding incentive compensation, commissions, reimbursement of expenses, severance, car allowances or all other payments not deemed part of a Participant’s base salary; provided, however, that the Participant’s contributions to the Corporation’s 401(k) plan(s) and the payment of overtime shall be included in Base Compensation. To the extent applicable, Base Compensation for Participants who terminate during the Fiscal Year shall include only such Base Compensation paid to such Participants during the Fiscal Year for the period prior to such termination.

1.6 “Participant” shall mean all executive officers of the Corporation pursuant to Schedule 1.11, as amended by the Compensation Committee.

1.7 “Participant’s Target Incentive” shall mean the product of the Base Compensation of a Participant multiplied by the target percentage established for a Participant pursuant to section 3.1 hereof.

1.8 “Fiscal Year” means the 2012 calendar year.

1.9 “Operating Unit Return on Assets” shall mean the return on assets of an Operating Unit for the Fiscal Year, determined by dividing Operating Unit Pretax Income determined in accordance with generally accepted accounting principles, by the average assets employed in the Operating Unit (typically consisting of accounts receivable, inventory, accounts payable, deferred revenue, property, plant and equipment, and certain intangible assets in the same manner as calculated in the Corporation’s annual operating plan.

1.10 “Pre-Tax Income” shall mean the pre-tax income for the Fiscal Year, determined in accordance with generally accepted accounting principles, including the applicable LIFO charge or credit but excluding: (i) any adjustments included in pre-tax income related to the Dakota Minnesota and Eastern Railroad Corporation (“DM&E”) arising from or in connection with the 2007 merger of the DM&E; (ii) all gains or losses arising from sales of capital assets when the sale or purchase price for an individual asset exceeds $200,000; (iii) all expenses, costs, profits, losses or gains (exclusive of travel) attributable to (a) the sale (or attempted sale); other than sales of inventory in the ordinary course of business, of more than 25% of the assets of an “Operating Unit” or 50% of the assets of a Component in the Fiscal Year, or (b) the acquisition, or unsuccessfully attempted acquisition, of a business in 2012 ; (iv) the costs of the Plan for non-Portec Operating Units; (v) the costs related to the Company’s new CEO for items such as compensation and relocation that are in excess of the costs budgeted in the 2012 Annual Operating Plan; and (vi) investment income or losses arising from non-operating investments of cash pursuant to the Company’s investment policy. Notwithstanding the foregoing, in the event more than 25% of the assets of an Operating Unit or 50% of the assets of a Component are sold, excluding sales of inventory in the ordinary course of business, during the Fiscal Year, such Operating Unit’s or Component’s, as applicable, Plan Target and Actual Pre-Tax Income shall be eliminated from all calculations.

1.11 “Working Capital as a Percentage of Sales” (“W/C as a % of Sales”) shall mean with respect to the Corporation, or as applicable, for an Operating Unit, for the Fiscal Year, the average monthly balances of Inventory and Accounts Receivable less the average monthly balances of Accounts Payable and Deferred Revenue divided by annual net sales.

1.12 “Return on Invested Capital” (“ROIC”) shall mean, with respect to the Corporation for the Fiscal Year: (A) after tax earnings from continuing operations before interest income and interest expense and amortization charges and any costs recognized related to a purchase accounting step up in the basis of tangible or intangible assets not classified as amortization (tax affected using the effective corporate tax rate) and excluding: (i) all adjustments related to the DM&E arising from or in connection with the 2007 merger of the DM&E; (ii) all expenses, costs, profits, losses, and gains (exclusive of travel) attributable to (a) the sale, excluding sales of inventory in the ordinary course of business, of more than 25% of the assets of an “Operating Unit” or, more than 50% of the assets of a Component, or (b) the acquisition, or unsuccessfully attempted acquisition, of a business in 2012, divided by (B) an average of month end total assets less the sum of cash, marketable securities and non-interest bearing current liabilities, determined in accordance with generally accepted accounting principles.

1.13 “Target Operating Unit ROA, Target Working Capital as a Percent of Sales, Target Pre-Tax Income (Corporate and Operating Unit), and Target ROIC” shall mean the respective targets as set forth in Schedule 1.10.

II.	ELIGIBILITY

2.1 Additional Conditions. Subject to the terms and conditions set forth herein and in the Plan and unless the Compensation Committee determines otherwise, in its sole discretion, a Participant’s right, if any, to receive payment of their respective Financial Performance Award shall also be contingent upon satisfaction of each of the following requirements:

a. A Participant must execute a Confidentiality, Intellectual Property and Non- Compete Agreement and a recoupment/claw-back agreement, in a form satisfactory to the Compensation Committee and delivered the executed agreement to the Company’s Vice President – Human Resources on or before June 30 of the applicable Fiscal Year. If a Participant previously has executed Confidentiality, Intellectual Property and Non-Compete Agreement, the Participant need not execute and deliver another Confidentiality, Intellectual Property and Non-Compete Agreement.

b. A Participant’s Target Percentage shall be based on the position held by the Participant on July 1 of the Fiscal Year and may be allocated among different Operating Units. Those Participants who are not employed due to a death, Retirement or Total and Permanent Disability (as defined in the Plan) occurring prior to July 1 of the Fiscal Year shall, subject to the terms and conditions of the Plan, have a Target Percentage based upon their grade level at death, Retirement, or Total and Permanent Disability (as defined in the Plan).

c. A Participant may not have: (i) been terminated for cause; (ii) voluntarily resigned (other than due to retirement with the Company’s consent) prior to the date Individual Incentive awards are paid; (iii) been terminated for any reason whatsoever and have received money from the Corporation in connection with said termination. (iv) unless the Corporation agrees in writing that the employee shall remain a Participant in this Plan,

III.	AWARDS

3.1 Target Percentages. Each Participant shall have a Target Percentage based upon the position held by such Participant, as follows:

Title*	Target Percentage
Other	**
Controller	30%
Vice President; CXT President	40%
Sr. Vice President	50%
Sr. Vice President & CFO	55%
Chief Executive Officer	75%

*	Refers solely to officers of L.B. Foster Company and not, except with respect to CXT President, officers of a subsidiary.
**	As determined by the Compensation Committee of the Board of Directors.

A Participant’s Target Percentage shall be based on the position held by the Participant on October 1 of the Fiscal Year and may be allocated among different Operating Units. Those Participants who are not employed due to a death, Retirement or Total and Permanent Disability (as defined in the Plan) occurring prior to July of the Fiscal Year shall, subject to the terms and conditions of the Plan, have a Target Percentage based upon their position at death, Retirement, or Total and Permanent Disability (as defined in the Plan).

Other employees selected by the Committee may also be made Participants in the Plan on such terms as may be approved by the Committee and consistent with the terms of the Plan.

3.2 Target Amount. The target amount of a Participant’s Financial Performance Award, if any, shall be determined and allocated based on the percentages specified in the table below (and Schedule 1.11)

	Metric	CEO, Sr VP & CFO; Sr VP-Operations; VP-Business Development; VP- Human Resources; VP & General Counsel; and Controller	VP’s and Sr VP Responsible for Operating Unit(s)
	Corporate ROIC	15%	—
Financial Performance Awards	Operating Unit Pre-Tax Income	—	40%
	Operating Unit Return on Assets	—	15%
	Working Capital as a % of Sales	15%	15%
	Corporate Pre-Tax Income	70%	30%

(1)	In the case of CXT, achievement measures will be divided equally between Ties and Buildings.

3.3 Financial Performance Award Multiplier. Subject to the terms and conditions set forth herein and in the Plan, the amount of Financial Performance Award earned shall be calculated and adjusted upward or downward based on the actual level of attainment of Target Operating Unit ROA, Target W/C as a % of Sales, Target Pre-Tax Income and/or Target ROIC (as allocated under Section 3.2) utilizing the percentage multiplier as set forth in the following tables:

a.	Pre-Tax Income Multiplier (Corporate/Operating Unit)

% of Target Pre-Tax	Corporate or Operating
Income	Unit Multiplier
170% and over	200%
160%	185%
150%	175%
140%	160%
130%	145%
120%	130%
110%	115%
100%	100%
90%	84%
80%	68%
70%	52%
60%	36%
50%	20%
Less than 50%	0%

b.	ROIC Multiplier

Target ROIC Achieved	Corporate Multiplier
16.25% and Over	200%
15.7%	167%
14.38%	133%
12.75%	100%
11.95%	73%
11.20%	47%
10.20%	20%
Less than 10.20%	0.0%

c.	W/C as a % of Sales Multiplier

% of Target Average W/C as a % of Sales	Corporate or Operating Unit Multiplier
86.0% and under	200%
88.7%	175%
91.3%	150%
94.3%	130%
97.4%	115%
100.0%	100%
102.9%	80%
106.5%	60%
110.0%	40%
Greater than 110.0%	0%

d.	Operating Unit Return on Assets

ROA Achieved	Operating Unit Multiplier
133% and over	200%
122%	167%
111%	133%
100%	100%
93.0%	93%
86.0%	47%
80%	20%
Less than 80%	0.0%

The calculation of the multiplier(s) in the above tables shall be adjusted proportionately to reflect percentages achieved between the levels in the table. For example, if Corporate achieved 73% of Target Pre-Tax Income, the multiplier would be 56.8%; if Corporate achieved 137% of Target Pre-Tax Income the multiplier would be 155.5%.

3.4 Limitation on Financial Performance Award. Notwithstanding any provision to the contrary, a Participant’s Financial Performance Award shall not exceed $1,000,000 for any Participant. In the event that the amount of any such award earned exceeds $1,000,000 for a Participant, such award shall be reduced to $1,000,000.

IV.	RECOUPMENT

In the event the Company is required to prepare an accounting restatement applicable to any financial reporting period covering a period within the Fiscal Year due to the material noncompliance of the Company with any financial reporting requirement under the securities laws or other applicable law and if the Committee, in its discretion, so determines, each “Specified Participant” shall pay to the Company, in cash, all cash paid to or on behalf of such Participant under the Plan for the Fiscal Year in excess of the amount of such compensation that would have been paid to the Participant for the Fiscal Year based on the restated financial results. Any such payment shall be made within the time periods prescribed by the Committee. The term “Specified Participant” means any Participant that the Committee has determined, in its sole discretion, has committed fraud, negligence, or intentional misconduct that was a significant contributing factor to the Company having to prepare an accounting restatement. A Specified Participant’s failure to make any such timely payment to the Company constitutes an independent and material breach of the terms and conditions of the Plan, for which the Company may seek recovery of the unpaid amount as liquidated damages, in addition to all other rights and remedies the Company may have against the Participant. By participating in the Plan, each Participant agrees that timely payment to the Company as set forth in this Section III is (i) reasonable and necessary, (ii) is not a penalty, and (iii) does not preclude the Company from seeking all other remedies that may be available to the Company.

The Compensation Committee, in its discretion, shall determine whether the Company shall effect any such recovery (i) by seeking repayment from the Specified Participant, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Specified Participant under any compensatory plan, program or arrangement maintained by the Company or any of its affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices, or (iv) by any combination of the foregoing.

Notwithstanding the foregoing, the Company shall not be required to make any additional payment in the event that the restated financial results would have resulted in a greater payment to any Participant.

IV.	COMPENSATION COMMITTEE

All determinations with respect to any Financial Performance Award shall be made by the Compensation Committee and shall be final, conclusive and binding on the Corporation, the Participant and any and all interested parties. No payment of a Financial Performance Award shall be made prior to the Committee certifying in writing that the performance goals and other material terms applicable to such awards for the Fiscal Year as set forth herein (including the Schedules attached hereto) have been attained.

The undersigned Chairman of the Committee hereby certifies, on behalf of the Compensation Committee, that the performance goals and other material terms applicable to the awards for the Fiscal Year as set forth herein (including the Schedules attached hereto) have been determined and approved at the Compensation Committee meeting of even date herewith.

By:	/s/ William H. Rackoff
William H. Rackoff
Chairman, Compensation Committee

Date:	03/06/12